Exhibit 99.1

PRESS RELEASE
Cascades Inc. 404 Marie-Victorin Blvd., P.O. Box 30 Kingsey Falls (Québec) Canada J0A 1B0 www.cascades.com	Telephone: 819-363-5100 Fax: 819-363-5155

Cascades Announces Results for the Third Quarter of 2016

Kingsey Falls, Quebec, November 11, 2016 - Cascades Inc. (TSX: CAS) reports its unaudited financial results for the three month period ended September 30, 2016.

Q3 2016 Highlights

•	Sales of $1,021 million

(compared to $998 million in Q2 2016 (+2%) and $1,026 million in Q3 2015 (stable))

•	Adjusted (excluding specific items)
◦	OIBD of $103 million

(compared to $112 million in Q2 2016 (-8%) and $134 million in Q3 2015 (-23%))

◦	Net earnings per common share of $0.32

(compared to $0.38 in Q2 2016 and $0.52 in Q3 2015)

•	As reported (including specific items)
◦	OIBD of $98 million

(compared to $112 million in Q2 2016 (-13%) and $122 million in Q3 2015 (-20%))

◦	Net earnings per common share of $0.21

(compared to $0.38 in Q2 2016 and $0.24 in Q3 2015)

•	Net debt of $1,625 million as at September 30, 2016 (compared to $1,664 million as at June 30, 2016) and net debt to adjusted OIBD ratio at 3.8x.

For further details, please see the IFRS and non-IFRS measures reconciliation tables, included herewith.

Mr. Mario Plourde, President and Chief Executive Officer, commented: “Our third quarter results were in line with our forecasts for the period. Good execution by our North American operations helped counterbalance the weaker results generated by our European boxboard business during the quarter, which had been expected given the persistent challenging market conditions. On a consolidated basis, this translated into softer financial results year-over-year, consistent with the near-term outlook we provided when we disclosed our second quarter results in August. It is important to highlight that our performance this quarter also includes a total of $6 million of additional costs related to the fire at our Mississauga (Ontario) containerboard mill in August, and the ongoing initiatives we are taking to implement a new ERP platform, transform internal business processes and increase efficiency levels across our business.

Operationally, we are pleased with the overall productivity of our North American operations during the quarter, with all three business segments reporting slightly higher sales year-over-year, and the Tissue and Specialty Products groups also increasing the total number of tons shipped. Our Containerboard Packaging segment also increased capacity utilization by 1% to 96%, and when including paper sold to our associate companies, successfully increased its integration rate to 68% in the current period from 64% in the third quarter of 2015.

Moving to our financial performance, third quarter consolidated adjusted OIBD was down year-over-year, as expected, as a result of the continued weakness in Europe and a lower contribution from our Containerboard Packaging Group during the period. Partially offsetting this was a record performance from our Tissue Group, which generated an adjusted OIBD margin of 14% for the quarter, driven by good volume, a more favourable sales mix and successful implementation of the previously announced Consumer Products price increase in Canada beginning at the end of April. Our Specialty Products Group segment also had a good quarter, with a 7% increase in shipments and higher prices driving increased spreads in Recovery & Recycling activities. Lower adjusted OIBD from our Containerboard Packaging Group was in line with our forecasts, as higher input costs through the summer coupled with lower published containerboard index pricing put pressure on margins prior to the price increase announced in August, and which will be implemented beginning in the fourth quarter.

Lastly, we continued to follow through on our commitment to lower our debt, decreasing it by 2% or $39 million during the third quarter. As expected, our short-term weaker consolidated adjusted OIBD during the quarter resulted in our leverage ratio marginally increasing to 3.8x from 3.6x at the end of June. We expect this trend to be reversed as we improve our operational performance, reduce working capital, and continue to allocate free cash flow toward debt repayment.”

Financial Summary

Segmented adjusted OIBD 1

(in millions of Canadian dollars) (unaudited)	Q3 2016	Q2 2016	Q3 2015

Packaging Products
Containerboard	58	60	68
Boxboard Europe	9	17	14
Specialty Products	18	16	18

Tissue Papers	47	39	43

Corporate Activities	(29)	(20)	(9)
Adjusted OIBD	103	112	134

1 - Refer to the “Supplemental Information on Non-IFRS Measures” section.

Selected consolidated information

(in millions of Canadian dollars, except amounts per share) (unaudited)	Q3 2016	Q2 2016	Q3 2015

Sales	1,021	998	1,026
Adjusted[1]
Operating income before depreciation and amortization (OIBD)	103	112	134
Operating income	55	65	89
Net earnings	30	35	49
per common share	$0.32	$0.38	$0.52
Margin (OIBD)	10.1%	11.2%	13.1%
As reported
Operating income before depreciation and amortization (OIBD)	98	112	122
Operating income	50	65	77
Net earnings	20	36	22
per common share	$0.21	$0.38	$0.24

1 - Refer to the “Supplemental Information on Non-IFRS Measures” section.

Analysis of results for the three-month period ended September 30, 2016 (compared to the same period last year)

Sales of $1,021 million decreased a marginal $5 million compared to the same period last year. This includes a $2 million currency-related negative impact, and an 8% decrease in European Boxboard sales attributable to the ongoing challenging market conditions. Partially offsetting these effects were higher North American business segment sales, most notably a $7 million increase in sales from the Specialty Products Group during the period. Containerboard Packaging similarly increased sales by $3 million, as the benefits from the acquisition of a plant in the second quarter, a favourable product mix, and a price increase in converted products in Canada, more than offset a reduction in the published index pricing and lower shipments on a same plant basis.

Adjusted operating income decreased from $89 million in the third quarter of 2015 to $55 million in the third quarter of 2016. This reflects increased depreciation expense and corporate costs stemming from the implementation of a new ERP system and the modernization of other business process platforms ($2 million), coupled with costs associated with a fire at a mill in Ontario ($4 million). In Containerboard Packaging, higher sales were counterbalanced by higher raw material costs, and by an increase in production cost per ton due to sales mix and higher freight and maintenance costs, which resulted in a $10 million decrease in operating income. Lastly, ongoing weak market conditions resulted in lower shipments and selling prices at our European Boxboard operations, which negatively impacted this segments' quarterly contribution. As reported, operating income amounted to $50 million compared to $77 million for the same period last year.

The main specific items, before income taxes, that impacted our third quarter 2016 operating income and/or net earnings were:

•	$5 million of impairment and restructuring charges (operating income and net earnings) related to the closure of a Tissue Group converting plant in Toronto during the second quarter;
•	a $7 million foreign exchange loss (net earnings) on US$-denominated long-term debt and financial instruments.

Adjusted net earnings amounted to $30 million ($0.32 per share) in the third quarter of 2016 compared to $49 million ($0.52 per share) for the same period in 2015. As reported, net earnings amounted to $20 million ($0.21 per share) in the third quarter of 2016 compared to $22 million ($0.24 per share) in the same period in 2015.

Analysis of results for the three-month period ended September 30, 2016 (compared to the previous quarter)

On a sequential basis, sales increased by 2% to $1,021 million. This reflects higher shipments and higher average realized selling prices in Canadian dollars in the Containerboard Packaging and Tissue Group business segments, partially offset by lower sales from the European Boxboard operations attributable to ongoing market weakness and longer than usual shut downs that are customarily taken in the third quarter.

Adjusted operating income decreased from $65 million in the second quarter of 2016 to $55 million in the third quarter of 2016. This is attributable to a combination of the factors mentioned above, higher corporate costs stemming from the implementation of the new ERP system and other business platforms, the fire at the Mississauga, Ontario, containerboard mill, and lower contribution from the Boxboard Europe segment.

Near-Term Outlook

Commenting on the outlook for Cascades, Mr. Plourde added: “In the short term, operational results through the end of 2016 are expected to reflect year-end seasonality in tissue and containerboard. In addition, we anticipate continued weakness from our European operations as a result of the ongoing challenging market dynamics that are expected to impact both volume and pricing levels. We expect only a marginal benefit from the containerboard price increase to be realized in the fourth quarter due to timing of its implementation, with more measurable benefits beginning in the first quarter of 2017. Regarding costs, greater generation of recycled material following the end of summer vacations should translate into positive market dynamics on the supply side, while energy prices are expected to remain stable. We expect the initiatives we are taking toward modernizing our IT and business process platforms to have a total average quarterly cost of approximately $7 million through the end of 2017. These initiatives, coupled with other strategic and repositioning investments, are at the heart of our commitment to improve efficiency, execution, productivity and overall performance. We continue our efforts to reduce debt, as evidenced by the 2% reduction in our debt levels during the quarter. Going forward, we expect our leverage ratio to continue improve as we remain focused on achieving our objective to lower our leverage ratio to 3.5x - 3.0x by allocating a significant portion of our free cash flow towards debt repayment.

At the same time, looking ahead to 2017, we remain intently focused on improving our operational competitiveness through strategic investments and the successful implementation of our strategic action plan. Central to this will be continuing to increase our integration rates in tissue and containerboard, maximizing our capacity utilization, and being disciplined in our capital allocation and execution.”

Dividend on common shares and normal course issuer bid

The Board of Directors of Cascades declared a quarterly dividend of $0.04 per share to be paid on December 2, 2016, to shareholders of record at the close of business on November 25, 2016. This dividend is an “eligible dividend” as per the Income Tax Act (Bill C-28, Canada). Cascades purchased for cancellation 146,000 common shares at an average price of $8.97 during the third quarter of 2016, representing an aggregate amount of approximately $1.3 million. For the first nine months of 2016, 1,047,243 common shares were repurchased for cancellation at an average price of $8.61, representing an aggregate amount of approximately $9.0 million.

Third Quarter Conference Call Details

Management will discuss the third quarter 2016 financial results during a conference call at 10:00 a.m. EST. The call can be accessed by dialing 1-888-231-8191. The conference call, including the investor presentation, will be broadcast live on the Cascades website (www.cascades.com) under the "Investors" section. A replay of the call will be available on the Cascades website and may also be accessed by phone until December 11, 2016 by dialing 1-855-859-2056, access code 95062985.

Founded in 1964, Cascades produces, converts and markets packaging and tissue products that are composed mainly of recycled fibres. The Corporation employs 11,000 employees, who work in close to 90 units located in North America and Europe. With its management philosophy, half a century of experience in recycling, and continuous efforts in research and development as driving forces, Cascades continues to serve its clients with innovative products. Cascades' shares trade on the Toronto Stock Exchange, under the ticker symbol CAS.

Certain statements in this release, including statements regarding future results and performance, are forward-looking statements (as such term is defined under the Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Corporation's products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in the Corporation's Securities and Exchange Commission filings.

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars) (unaudited)	September 30, 2016	December 31, 2015
Assets
Current assets
Cash and cash equivalents	37	60
Accounts receivable	587	540
Current income tax assets	14	30
Inventories	474	494
Financial assets	1	1
	1,113	1,125
Long-term assets
Investments in associates and joint ventures	318	322
Property, plant and equipment	1,585	1,608
Intangible assets with finite useful life	173	174
Financial assets	15	12
Other assets	46	80
Deferred income tax assets	185	181
Goodwill and other intangible assets with indefinite useful life	350	346
	3,785	3,848
Liabilities and Equity
Current liabilities
Bank loans and advances	32	37
Trade and other payables	589	613
Current income tax liabilities	1	1
Current portion of long-term debt	36	34
Current portion of provisions for contingencies and charges	13	5
Current portion of financial liabilities and other liabilities	14	37
	685	727
Long-term liabilities
Long-term debt	1,594	1,710
Provisions for contingencies and charges	28	34
Financial liabilities	33	47
Other liabilities	193	178
Deferred income tax liabilities	211	189
	2,744	2,885
Equity attributable to Shareholders
Capital stock	486	490
Contributed surplus	16	17
Retained earnings	481	387
Accumulated other comprehensive loss	(36)	(27)
	947	867
Non-controlling interest	94	96
Total equity	1,041	963
	3,785	3,848

CONSOLIDATED STATEMENTS OF EARNINGS

	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars, except per-common share amounts and number of common shares) (unaudited)	2016	2015	2016	2015
Sales	1,021	1,026	3,022	2,886
Cost of sales and expenses
Cost of sales (including depreciation and amortization of $48 million for 3-month period (2015 — $45 million) and $142 million for 9-month period (2015 — $133 million))	859	850	2,539	2,435
Selling and administrative expenses	105	88	296	262
Gain on acquisitions, disposals and others	—	(1)	(4)	(1)
Impairment charges and restructuring costs	5	6	14	10
Foreign exchange gain	—	(3)	—	(5)
Loss (gain) on derivative financial instruments	2	9	(11)	19
	971	949	2,834	2,720
Operating income	50	77	188	166
Financing expense	23	22	67	69
Interest expense on employee future benefits	1	2	4	5
Loss on refinancing of long-term debt	—	—	—	19
Foreign exchange loss (gain) on long-term debt and financial instruments	7	36	(35)	68
Share of results of associates and joint ventures	(10)	(22)	(25)	(31)
Earnings before income taxes	29	39	177	36
Provision for income taxes	9	13	43	17
Net earnings including non-controlling interest for the period	20	26	134	19
Net earnings attributable to non-controlling interest	—	4	3	8
Net earnings attributable to Shareholders for the period	20	22	131	11
Net earnings per common share
Basic	$0.21	$0.24	$1.38	$0.12
Diluted	$0.21	$0.23	$1.35	$0.11
Weighted average basic number of common shares outstanding	94,415,335	94,408,164	94,783,533	94,281,260
Weighted average number of diluted common shares	96,549,758	96,298,093	96,839,256	95,972,859

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars) (unaudited)	2016	2015	2016	2015
Net earnings including non-controlling interest for the period	20	26	134	19
Other comprehensive income (loss)
Items that may be reclassified subsequently to earnings
Translation adjustments
Change in foreign currency translation of foreign subsidiaries	16	47	(37)	86
Change in foreign currency translation related to net investment hedging activities	(11)	(38)	34	(78)
Cash flow hedges
Change in fair value of foreign exchange forward contracts	—	—	—	2
Change in fair value of commodity derivative financial instruments	—	(1)	6	1
Available-for-sale financial assets	(1)	—	(3)	2
Share of other comprehensive income (loss) of associates	—	3	(9)	11
Income taxes	2	5	(3)	6
	6	16	(12)	30
Items that are reclassified to retained earnings
Actuarial gain (loss) on post-employment benefit obligations	3	(1)	(31)	9
Income taxes	(1)	—	8	(3)
	2	(1)	(23)	6
Other comprehensive income (loss)	8	15	(35)	36
Comprehensive income including non-controlling interest for the period	28	41	99	55
Comprehensive income attributable to non-controlling interest for the period	2	11	—	14
Comprehensive income attributable to Shareholders for the period	26	30	99	41

CONSOLIDATED STATEMENTS OF EQUITY

	For the 9-month period ended September 30, 2016
(in millions of Canadian dollars) (unaudited)	CAPITAL STOCK	CONTRIBUTED SURPLUS	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE LOSS	TOTAL EQUITY ATTRIBUTABLE TO SHAREHOLDERS	NON- CONTROLLING INTEREST	TOTAL EQUITY
Balance - Beginning of period	490	17	387	(27)	867	96	963
Comprehensive income (loss)
Net earnings	—	—	131	—	131	3	134
Other comprehensive loss	—	—	(23)	(9)	(32)	(3)	(35)
	—	—	108	(9)	99	—	99
Dividends	—	—	(12)	—	(12)	—	(12)
Stock options	—	1	—	—	1	—	1
Redemption of common shares	(4)	(2)	(2)	—	(8)	—	(8)
Dividends paid to non-controlling interest and acquisition of non-controlling interest	—	—	—	—	—	(2)	(2)
Balance - End of period	486	16	481	(36)	947	94	1,041

	For the 9-month period ended September 30, 2015
(in millions of Canadian dollars) (unaudited)	CAPITAL STOCK	CONTRIBUTED SURPLUS	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE LOSS	TOTAL EQUITY ATTRIBUTABLE TO SHAREHOLDERS	NON- CONTROLLING INTEREST	TOTAL EQUITY
Balance - Beginning of period	483	18	454	(62)	893	110	1,003
Comprehensive income
Net earnings	—	—	11	—	11	8	19
Other comprehensive income	—	—	6	24	30	6	36
	—	—	17	24	41	14	55
Dividends	—	—	(11)	—	(11)	—	(11)
Stock options	1	1	—	—	2	—	2
Acquisition of non-controlling interest	—	—	(2)	—	(2)	—	(2)
Balance - End of period	484	19	458	(38)	923	124	1,047

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars) (unaudited)	2016	2015	2016	2015
Operating activities from continuing operations
Net earnings attributable to Shareholders for the period	20	22	131	11
Adjustments for:
Financing expense and interest expense on employee future benefits	24	24	71	74
Loss on refinancing of long-term debt	—	—	—	19
Depreciation and amortization	48	45	142	133
Gain on acquisitions, disposals and others	—	(1)	(5)	(1)
Impairment charges and restructuring costs	5	6	6	7
Unrealized loss (gain) on derivative financial instruments	—	7	(19)	14
Foreign exchange loss (gain) on long-term debt and financial instruments	7	36	(35)	68
Provision for income taxes	9	13	43	17
Share of results of associates and joint ventures	(10)	(22)	(25)	(31)
Net earnings attributable to non-controlling interest	—	4	3	8
Net financing expense paid	(38)	(29)	(85)	(85)
Premium paid on long-term debt refinancing	—	—	—	(13)
Net income taxes received (paid)	2	(3)	10	(10)
Dividend received	3	7	12	11
Employee future benefits and others	(2)	1	(18)	(7)
	68	110	231	215
Changes in non-cash working capital components	22	(21)	(37)	(68)
	90	89	194	147
Investing activities from continuing operations
Investments in associates and joint ventures	—	—	(2)	—
Payments for property, plant and equipment	(23)	(31)	(125)	(113)
Proceeds on disposals of property, plant and equipment	1	2	3	3
Change in intangible and other assets	6	(2)	16	(5)
Business acquisition	—	—	(15)	—
	(16)	(31)	(123)	(115)
Financing activities from continuing operations
Bank loans and advances	(2)	2	(4)	(18)
Change in revolving credit facilities	(51)	(40)	(47)	(29)
Issuance of senior notes, net of related expenses	—	—	—	300
Repayment of senior notes	—	—	—	(305)
Increase (decrease) in other long-term debt	(4)	15	11	43
Payments of other long-term debt	(5)	(17)	(31)	(38)
Issuance (redemption) of common shares	—	—	(8)	1
Dividends paid to non-controlling interest and acquisition of non-controlling interest	—	(2)	(1)	(2)
Dividends paid to the Corporation's Shareholders	(4)	(3)	(12)	(11)
	(66)	(45)	(92)	(59)
Change in cash and cash equivalents during the period from continuing operations	8	13	(21)	(27)
Change in cash and cash equivalents during the period from discontinued operations	—	(3)	—	33
Net change in cash and cash equivalents during the period	8	10	(21)	6
Currency translation on cash and cash equivalents	—	—	(2)	(1)
Cash and cash equivalents - Beginning of period	29	24	60	29
Cash and cash equivalents - End of period	37	34	37	34

SEGMENTED INFORMATION

The Corporation analyzes the performance of its operating segments based on their operating income before depreciation and amortization, which is not a measure of performance under International Financial Reporting Standards (“IFRS”); however, the chief operating decision-maker (“CODM”) uses this performance measure to assess the operating performance of each reportable segment. Earnings for each segment are prepared on the same basis as those of the Corporation. Intersegment operations are recorded on the same basis as sales to third parties, which are at fair market value. The accounting policies of the reportable segments are the same as the Corporation's accounting policies described in its most recent audited consolidated financial statements for the year ended December 31, 2015.

The Corporation's operating segments are reported in a manner consistent with the internal reporting provided to the CODM. The Chief Executive Officer has authority for resource allocation and assessment of the Corporation's performance, and is therefore the CODM.

The Corporation's operations are managed in four segments: Containerboard, Boxboard Europe, Specialty Products (which constitutes the Packaging Products of the Corporation) and Tissue Papers.

	SALES
	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars) (unaudited)	2016	2015	2016	2015
Packaging Products
Containerboard	356	353	1,034	975
Boxboard Europe	189	205	605	623
Specialty Products	158	151	464	432
Intersegment sales	(16)	(15)	(45)	(40)
	687	694	2,058	1,990
Tissue Papers	342	341	986	914
Intersegment sales and others	(8)	(9)	(22)	(18)
	1,021	1,026	3,022	2,886

	OPERATING INCOME (LOSS) BEFORE DEPRECIATION AND AMORTIZATION (OIBD)
	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars) (unaudited)	2016	2015	2016	2015
Packaging Products
Containerboard	57	71	172	178
Boxboard Europe	9	14	40	48
Specialty Products	18	12	52	36
	84	97	264	262
Tissue Papers	42	43	109	81
Corporate	(28)	(18)	(43)	(44)
Operating income before depreciation and amortization	98	122	330	299
Depreciation and amortization	(48)	(45)	(142)	(133)
Financing expense and interest expense on employee future benefits	(24)	(24)	(71)	(74)
Loss on refinancing of long-term debt	—	—	—	(19)
Foreign exchange gain (loss) on long-term debt and financial instruments	(7)	(36)	35	(68)
Share of results of associates and joint ventures	10	22	25	31
Earnings before income taxes	29	39	177	36

	PAYMENTS FOR PROPERTY, PLANT AND EQUIPMENT
	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars) (unaudited)	2016	2015	2016	2015
Packaging Products
Containerboard	1	12	26	30
Boxboard Europe	7	6	20	12
Specialty Products	7	5	19	9
	15	23	65	51
Tissue Papers	14	8	47	47
Corporate	4	—	21	4
Total acquisitions	33	31	133	102
Proceeds on disposals of property, plant and equipment	(1)	(2)	(3)	(3)
Capital-lease acquisitions and included in other debts	(6)	(1)	(17)	(1)
	26	28	113	98
Acquisitions of property, plant and equipment included in ''Trade and other payables''
Beginning of period	7	9	20	20
End of period	(11)	(8)	(11)	(8)
Payments for property, plant and equipment net of proceeds on disposals	22	29	122	110

SUPPLEMENTAL INFORMATION ON NON-IFRS MEASURES

Operating income before depreciation and amortization, adjusted operating income before depreciation and amortization (excluding specific items), earnings before interest, income taxes, depreciation and amortization and operating income are not measures of performance under IFRS. The Corporation includes operating income before depreciation and amortization, adjusted operating income before depreciation and amortization, earnings before interest, taxes, depreciation and amortization and operating income because they are measures used by management to assess the operating and financial performance of the Corporation's operating segments. Additionally, the Corporation believes that these items provide additional measures often used by investors to assess a company's operating performance and its ability to meet debt service requirements. However, operating income before depreciation and amortization, adjusted operating income before depreciation and amortization, earnings before interest, taxes, depreciation and amortization and operating income do not represent, and should not be used as a substitute for, net earnings or cash flows from operating activities as determined in accordance with IFRS, and they are not necessarily an indication of whether cash flow will be sufficient to fund our cash requirements. In addition, our definition of operating income before depreciation and amortization, earnings before interest, taxes, depreciation and amortization and operating income may differ from those of other companies.

Adjusted operating income before depreciation and amortization, adjusted earnings before interest, income taxes, depreciation and amortization, adjusted operating income, adjusted net earnings and adjusted net earnings per common share are non-IFRS measures. The Corporation believes that it is useful for investors to be aware of specific items that have adversely or positively affected its IFRS measures, and that the above mentioned non-IFRS measures provide investors with a measure of performance with which to compare its results between periods without regard to these specific items. The Corporation's measures adjusted have no standardized meaning prescribed by IFRS and are not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.

The specific items excluded from OIBD, operating income, financing expense, net earnings and cash flow from operations mainly include charges for (reversals of) impairment of assets, restructuring gains or costs, loss on refinancing of long-term debt, deferred tax assets provisions or reversals, premiums paid on long-term debt refinancing, gains or losses on the acquisition or sale of a business unit, gains or losses on the share of results of associates and joint ventures, unrealized gains or losses on derivative financial instruments that do not qualify for hedge accounting, unrealized gains or losses on interest rate swaps, foreign exchange gains or losses on long-term debt, specific items of discontinued operations and other significant items of an unusual or non-recurring nature. Although we consider these items to be non-recurring and less relevant to evaluating our performance, some of them might take place in the future and will reduce the cash available to us.

The following table reconciles net earnings and net earnings per common share with adjusted net earnings and adjusted net earnings per share:

(in millions of Canadian dollars, except amounts per share) (unaudited)	Net earnings			Net earnings per share [1]
	Q3 2016	Q2 2016	Q3 2015	Q3 2016	Q2 2016	Q3 2015

As per IFRS	20	36	22	$0.21	$0.38	$0.24
Specific items:
Gain on acquisitions, disposals and others	—	(4)	(1)	—	$(0.03)	$(0.01)
Impairment charges	2	3	11	$0.02	$0.02	$0.08
Restructuring costs (gain)	3	6	(5)	$0.02	$0.04	$(0.04)
Unrealized loss (gain) on derivative financial instruments	—	(5)	7	—	$(0.04)	$0.05
Unrealized loss on interest rates swaps	—	—	1	—	—	$0.01
Foreign exchange loss (gain) on long-term debt and financial instruments	7	(6)	36	$0.07	$(0.05)	$0.34
Share of results of associates and joint ventures	—	6	(17)	—	$0.04	$(0.15)
Tax effect on specific items, other tax adjustments and attributable to non-controlling interest [1]	(2)	(1)	(5)	—	$0.02	—
	10	(1)	27	$0.11	—	$0.28
Adjusted	30	35	49	$0.32	$0.38	$0.52

Note 1 : Specific amounts per common share are calculated on an after-tax basis and are net of the portion attributable to non-controlling interest. Per share amounts in line item ''Tax effect on specific items, other tax adjustments and attributable to non-controlling interest'' only include the effect of tax adjustments.

Net earnings, which is a performance measure defined by IFRS, is reconciled below with operating income, adjusted operating income and adjusted operating income before depreciation or adjusted earnings before interest, income taxes, depreciation and amortization:

(in millions of Canadian dollars) (unaudited)	Q3 2016	Q2 2016	Q3 2015

Net earnings attributable to Shareholders for the period	20	36	22
Net earnings attributable to non-controlling interest	—	1	4
Provision for income taxes	9	13	13
Share of results of associates and joint ventures	(10)	(1)	(22)
Foreign exchange loss (gain) on long-term debt and financial instruments	7	(6)	36
Financing expense and interest on future employee benefits	24	22	24
Operating income	50	65	77
Specific items :
Gain on acquisitions, disposals and others	—	(4)	(1)
Impairment charges	2	3	11
Restructuring costs (gain)	3	6	(5)
Unrealized loss (gain) on derivative financial instruments	—	(5)	7
	5	—	12
Adjusted operating income	55	65	89
Depreciation and amortization	48	47	45
Adjusted operating income before depreciation and amortization	103	112	134

The following table reconciles the total debt and the net debt with the net debt on adjusted operating income before depreciation and amortization (adjusted OIBD) ratio:

(in millions of Canadian dollars) (unaudited)	September 30, 2016	December 31, 2015
Long-term debt	1,594	1,710
Current portion of long-term debt	36	34
Bank loans and advances	32	37
Total debt	1,662	1,781
Less : Cash and cash equivalents	37	60
Net debt	1,625	1,721
Adjusted OIBD on a last twelve months basis	425	426
Net debt / Adjusted OIBD ratio	3.8	4.0

For further information:

Media:	Source:
Hugo D'Amours	Allan Hogg
Vice-President, Communications and Public Affairs	Vice-President and Chief Financial Officer
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